Deutsche Investment Management
Americas Inc.
One Beacon Street
Boston, MA 02108-3107
(617) 295-2572

February 13, 2017

VIA Electronic Transmission

Office of Applications and Report Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Civil Action Documents Filed with Respect to Deutsche Multi-Market Income Trust (“KMM”) and Deutsche Strategic Income Trust (“KST”) (each a “Fund”)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of KMM and KST, pursuant to Section 33 of the Investment Company Act of 1940 Act, as amended, is a copy of the Memorandum and Order on Defendants’ Motion to Dismiss dated February 3, 2017 issued by the Superior Court Department of the Commonwealth of Massachusetts, with respect to Plaintiff’s lawsuit which names KMM, KST and each Fund’s Trustees as defendants in a lawsuit (Western Investment LLC, v. Deutsche Multi-Market Income Trust, Deutsche Strategic Income Trust, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg).

If you have any questions regarding this filing please contact me at (617) 295-2572.

Sincerely,

/s/John Millette

John Millette

Director and Senior Counsel,

Deutsche Investment Management Americas Inc. - Legal Department

Notify

NOTICE IN HAND
02-06-17
S.H.+U.

COMMONWEALTH OF MASSACHUSETTS

**SUFFOLK, ss.**

**SUPERIOR COURT**
**CIVIL ACTION**
**No. 2016-3082 BLS 1**

**WESTERN INVESTMENT LLC**

**vs.**

**DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST and the individual trustees thereof**[1]

## MEMORANDUM AND ORDER ON DEFENDANTS' MOTION TO DISMISS

This case presents a paradoxical claim by a shareholder against the trustees of two companies for *strictly adhering to* the plain provisions of the companies' by-laws with respect to the election of board members. Plaintiff, Western Investment LLC, alleges that the application by the trustees of a duly adopted by-law, in existence for seven years, was a breach of fiduciary duty. For the reasons described below, Western's complaint fails to state a valid claim. Defendants' motion to dismiss must be granted.

## BACKGROUND

The following facts are taken from the complaint, supplemented by documents referred to in the complaint such as the declarations of trust and the by-laws of the two defendant companies.[2]

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[2] Upon a motion to dismiss, the court is entitled to consider materials not appended to the complaint, but referenced or relied upon in the complaint. See *Harhen* v. *Brown*, 431 Mass. 838,

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Western is a long-time shareholder in two closed-end investment funds, defendants Duetsche Multi-Market Income Trust ("KMM") and Duetsche Strategic Income Trust ("KST"). Western purchased shares in KMM in 1997 and in KST in 2002. Western brings this action to challenge the action of the trustees of the trusts in connection with the September 30, 2016, vote of shareholders for the election of trustees.

KMM and KST are organized as Massachusetts business trusts. They are governed by declarations of trust and by-laws that for all purposes relevant to this litigation are substantively identical. The eleven individual defendants are trustees of the two trusts. They constitute the board of trustees of both KMM and KST. The boards are divided into three classes of trustees. Each class is elected for a three year term and the elections are staggered so that only one class of trustees is up for election per year. In 2016, four seats on the board were up for election.

In the 2016 election, Western nominated a slate of four individuals to run against four incumbent members of the board. With respect to both KMM and KST, the Western nominees obtained more votes than the incumbent trustees. For the KMM election, in which 11.97 million, or 53.47% of the 22.39 million outstanding shares were present and voting, the Western nominees each obtained the vote of approximately 6.2 million shares, while the incumbents received the vote of approximately 5.2 million shares. For the KST election, in which 2.37 million, or 54.39% of the 4.35 million outstanding shares were present and voting, the Western nominees each obtained the vote of approximately 1.4 million shares, while the incumbents received the vote of approximately 845,000 shares. Stated another way, the Western nominees

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839-840 (2000), citing *Shaw* v. *Digital Equip. Corp.*, 82 F.3d 1194, 1220 (1st Cir. 1996); *Marram* v. *Kobrick Offshore Fund, Ltd.*, 442 Mass. 43, 45 n.4 (2004).

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received the vote of approximately 28% of the outstanding shares of KMM and approximately 32% of the outstanding shares of KST. Because, however, the number of votes cast for either the Western nominees or the incumbents did not constitute a majority of the total outstanding shares, the boards of both trusts determined that the election did not produce a winner of the contested seats. As a result, pursuant to a by-law requiring that an incumbent trustee remain in office until the election of a successor, the incumbent trustees, who lost the plurality vote, remain in office.

In connection with the 2016 elections, Western notified the trustees that it intended to nominate candidates for the four seats up for election and to present a shareholder proposal recommending that the boards be declassified. The trusts and Western then conducted a proxy contest in which each side solicited proxies from shareholders. In the proxy materials, the shareholders were expressly informed that a majority of the shares outstanding and entitled to vote was required to elect a member of the board of trustees.

The declarations of trust expressly authorize the trustees to adopt by-laws "not inconsistent with the Declarations" and to amend or repeal by-laws relating to the rights or powers of the shareholders. Declarations, Art. IV, § 2. In addition, the declarations state that "*[e]xcept when a larger vote is required by any provisions of . . . the By-Laws*, the vote of a majority of the Shares or Notes entitled to vote on a matter shall decide the matter and the vote of a plurality of the Shares or Notes entitled to vote shall elect a Trustee." Declarations, Art. V, § 3 (emphasis added). The declarations also provide that an incumbent trustee remains in office "until the election and qualification of his successor, if any, elected at such meeting . . . ." Declarations, Art. IV, § 1 (c).

In 2009, the trustees adopted § 2.11 of the by-laws for each trust entitled "Majority

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Voting for the Election of Trustees." The section states, in full, that "A majority of the Shares outstanding and entitled to vote on the matter shall elect a Trustee. A Trustee may be but need not be a Shareholder." This is referred to by Western in its complaint as the "majority of outstanding" by-law. It is the application of this by-law to the 2016 election that Western alleges was a breach of fiduciary duty by the trustees.

Western did not challenge the adoption of the majority of outstanding by-law when it was adopted in 2009 or, apparently, when it was applied in annual elections in 2010, 2011, 2012, 2013, 2014 and 2015. Western alleges, however, that 2016 was the first election of trustees that was contested. Western points out that in uncontested elections a rule of the New York Stock Exchange allows brokers to cast votes for their clients, such that obtaining a vote of the majority of outstanding is feasible to attain. But in a contested election, Western avers, brokers may not, pursuant to New York Stock Exchange rules, vote the shares of their clients. As a result, Western says a vote of the majority of outstanding in a contested election is "nearly impossible" to achieve because of the difficulty of obtaining proxies. Complaint, ¶s 4, 32. Thus, Western claims that "[a]pplication of the 'majority of outstanding' bylaw to contested elections discriminates only against the election of shareholder nominees." Complaint, ¶ 31. Further, the application by the trustees of the majority of outstanding by-law to a contested election is alleged to be a "blatant and improper entrenchment." Complaint, ¶ 5.

By letter dated September 27, 2016, Western communicated a demand to the boards. The letter demanded that the boards not apply the majority of outstanding by-law to the 2016 election and threatened that if the boards refused to comply with the demand then the individual trustees would be in breach of their fiduciary duties. The boards did not reply to the demand before the

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September 30, 2016, annual meeting. The annual meeting vote results were certified by the inspector of elections on October 4, 2016. The boards effectively rejected the demand by failing to seat the Western nominees. On October 5, 2016, Western commenced this action.

Western's complaint asserts five counts. The principal claim (Count 1) is that the defendant trustees breached a fiduciary duty of loyalty to the trusts and to the shareholders by applying the majority of outstanding by-law. In Count 2, Western alleges that applying the by-law violates an implied duty of good faith and fair dealing inherent in the declarations and by-laws. Count 3 avers that the majority of outstanding by-law is "unconscionable as applied to a contested election for trustees." Complaint, ¶ 55. Count 4 asserts that the trustees' conduct is a violation "of the 40 Act." Complaint, ¶ 62. Count 5 does not assert a cause of action but, instead, requests injunctive relief by an order declaring that the majority of outstanding by-law "cannot be applied to the contested election at the 2016 annual meeting of shareholders." Complaint, ¶ 66. Defendants move to dismiss all counts for failure to state a claim.

## DISCUSSION

A motion to dismiss for failure to state a claim upon which relief may be granted under Mass. R. Civ. P. 12(b)(6) permits "prompt resolution of a case where the allegations in the complaint clearly demonstrate that the plaintiff's claim is legally insufficient." *Harvard Crimson, Inc.* v. *President & Fellows of Harvard Coll.*, 445 Mass. 745, 748 (2006). To survive a motion to dismiss, a complaint must set forth the basis for the plaintiff's entitlement to relief with "more than labels and conclusions." *Iannacchino* v. *Ford Motor Co.*, 451 Mass. 623, 636, quoting *Bell Atl. Corp.* v. *Twombly*, 550 U.S. 544, 555 (2007). At the pleading stage, Mass. R. Civ. P. 12(b)(6) requires that the complaint set forth "factual 'allegations plausibly suggesting (not

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merely consistent with)' an entitlement to relief. . . ." *Id.*, quoting *Bell Atl. Corp.*, 550 U.S. at 557. The court must, however, accept as true the allegations of the complaint and draw every reasonable inference in favor of the plaintiff. *Curtis* v. *Herb Chambers I-95, Inc.*, 458 Mass. 674, 676 (2011). In the case at bar, the facts regarding the 2016 election of trustees and the authentic documents that provide for the governance of the trusts are not disputed.

"The directors of a corporation stand in fiduciary relationship to the corporation. They owe to the corporation both a duty of care and . . . a paramount duty of loyalty." *Demoulas* v. *Demoulas Super Markets, Inc.*, 424 Mass. 501, 528 (1997)(citation omitted). Massachusetts business trusts, like KMM and KST, may operate in a similar fashion to a corporation so that they are considered as a corporation for purposes of analyzing applicable law. *Brigade Leveraged Capital Structures Fund Ltd.* v. *PIMCO Income Strategy Fund*, 466 Mass. 368, 369 n. 4 (2013). That principle appears to be accepted by both sides of this dispute. As with a corporation, the declaration of trust (articles of organization) and by-laws of a Massachusetts business trust are a contract between the shareholders and the corporation. *Id.* at 373.

Breach of Implied Covenant of Good Faith and Fair Dealing

For purposes of analysis, I find it helpful to examine first Western's claim (Count 2) that defendants breached an implied covenant of good faith and fair dealing. Such a claim must rest upon an argument that defendants interfered with the shareholders' reasonable expectations under the governance documents that constituted the contract between the trusts and their shareholders. *Uno Restaurants, Inc.* v. *Boston Kenmore Realty Corporation*, 441 Mass. 376, 385 (2004)("the purpose of the covenant is to guarantee that the parties remain faithful to the intended and agreed expectations of the parties in their performance").

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Here, the facts alleged in the complaint establish that the application of the majority of outstanding by-law is exactly what both Western and the trusts expected to occur in the 2016 election. The shareholders were informed by the proxy material that the majority of outstanding vote would be the quantum of vote needed to elect a trustee. Knowing that, a shareholder could elect whether to cast a vote for the Western nominees, or continue with the incumbent trustees by either voting for them or not voting at all. Western cannot contend otherwise nor does it even attempt to assert a claim of breach of contract. Instead, it relies on a claim of breach of the implied covenant. There can be no claim of breach of the implied covenant when the performance of the contract was in accordance with the unambiguous terms of the contract. *Chokel* v. *Genzyme Corp*., 449 Mass. 272, 276 (2007) (the implied covenant is only as broad as the contract itself). In fact, an interference with shareholders' reasonable expectations would have occurred if the board of trustees had *not* followed the unambiguous terms of the contract; namely, the application of the majority of outstanding by-law combined with the "hold-over" provisions in the declarations. Because the vote for election of trustees occurred in strict compliance with the declarations and by-laws, the claim for breach of an implied covenant of good faith and fair dealing fails. *Brigade*, 466 Mass. at 374 (when the words of a contract are clear they must be construed in their usual and ordinary sense).[3]

Breach of Fiduciary Duty

Western's breach of fiduciary duty claim (Count 1) raises the question of whether such a

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[3] In *Brigade,* the Court found that the terms of a business trust's by-laws with respect to when a vote of the shareholders must occur was ambiguous. As a result, the ambiguity was resolved in favor of protecting the shareholders' right to vote for trustees. *Brigade*, 466 Mass. at 379.

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claim may exist when the acts complained of by the trustees were in accordance with the contract (the governance documents) existing between the trusts and Western.

A director of a corporation must act in good faith, with reasonable care and in a manner the director reasonably believes to be in the best interests of the corporation.[4] G. L. c. 156D, § 8.30 (a). A director is not liable for any action taken as a director, or any failure to take any action, if he performed his duties in compliance with that standard. *Id.* at § 8.30 (c). "The business judgment rule still exists to protect a director against liability arising from second-guessing by the courts." *Id.* at Comment 1. *Halebian* v. *Berv*, 457 Mass. 620, 627 n.11 (2010)("The business judgment rule protects directors and officers from liability for conduct they have taken in good faith, with the care that a person in a like position would reasonably believe appropriate in similar circumstances, and in a manner the director or officer reasonably believes to be in the best interests of the corporation"). Under the business judgment rule, there is "a presumption that in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company." *MAZ Partners LP* v. *Shear*, 2016 WL 4574640 *5 (U.S.D.C., D. Mass. 2016)(quoting *Aronson* v. *Lewis*, 473 A. 2d 805, 812 (Del. 1984), overruled on other grounds by *Brehm* v. *Eisner*, 746 A. 2d 244 (Del. 2000). The burden is on the party challenging the decision to establish facts rebutting the presumption. *Id.* Finally, in this case, a challenge to the exercise of business judgment of the trustees is also explicitly limited by the declarations: "A

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[4] Western asserts its claim for breach of fiduciary duty both as a direct claim and a claim brought derivatively on behalf of the trusts. Whether there is a cognizable direct claim, and whether Western has properly pleaded a derivative claim, are issues that I need not decide because of my conclusion that the complaint fails to allege sufficient facts to state a claim.

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Trustee shall be liable only for his own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law." Declarations, Art. VII, § 3.[5]

The "decision" Western complains of is the board's application of the majority of outstanding by-law to a contested election of trustees. There is no claim of dishonesty, self-dealing, willful misfeasance, bad faith[6] or gross negligence by any of the defendant trustees. Western's only allegation boils down to an assertion that the board should have ignored the terms of the by-law, or should have changed the by-law by amendment, to allow election by plurality when there is a contested election. To not do so, Western contends, was an act to entrench the incumbent trustees.

Western does *not* allege that the majority of outstanding by-law is illegal, *ultra vires*, or, on its face, a provision that interferes with a shareholder's exercise of its franchise. The

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[5] Western asserts that defendants are not entitled to any presumption of regularity or business judgment rule because the trustees were "interested" in preserving their seats on the boards. This argument ignores the fact that only four seats were up for election in 2016, so that the majority of the trustees were not so interested. Moreover, the Supreme Judicial Court adopted the definition of "interested" from the Principles of Corporate Governance promulgated by the American Law Institute. An "interested" director is one who is a party to a transaction with the corporation or who has a material pecuniary interest in a corporate decision "other than usual and customary directors' fees and benefits." *Harhen* v. *Brown*, 431 Mass. 838, 843 n. 5 (2000). Western does not allege such a pecuniary interest.

[6] Western uses the words "bad faith" in its complaint with respect to the decision by the trustees to apply the majority of outstanding by-law. Use of the words, as a conclusion, is not enough. Western much allege facts showing bad faith. The concept of bad faith "imports a dishonest purpose or some moral obliquity. It implies conscious doing of wrong. It means a breach of a known duty through some motive of interest or ill will. It partakes of the nature of fraud." *Spiegel* v. *Beacon Participations, Inc.*, 297 Mass. 398, 416 (1937). Such facts are not alleged.

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complaint does not seek a declaration that the by-law is invalid or that it be voided.[7] Western cites no legal authority to support a conclusion that a court should invalidate the by-law. Instead, the only claim is that the trustees should not have applied the by-law in a contested election.

In these circumstances, it is entirely anomalous to suggest that a trustee acting in accordance with the governing documents of the organization could be breaching a fiduciary duty. Almost by definition, the trustee is acting in the best interests of the company when he *complies* with the governing by-laws. At minimum, the presumption of regularity and the exercise of business judgment on behalf of the company is enhanced when the act at issue is to follow the by-laws. In the face of that strong presumption, Western fails to plead sufficient facts to invite a court's inquiry into the decision of the boards of trustees to adhere to the by-laws.

Western advances the case of *Blasius Industries, Inc.* v. *Atlas Corporation,* 564 A. 2d 651 (De. Ch. 1988) in support of an argument that, even if the trustees acted in good faith, the court should allow the case to proceed and require the trustees to show a "compelling basis" for their application of the majority of outstanding by-law. In *Blasius*, the court held that the deferential business judgment rule does not apply to board action taken for the primary purpose of interfering with a stockholder's vote, even if taken advisedly and in good faith. *Id.* at 659.

I find that *Blasius* is inapposite to this case for a number of reasons. First, it represents Delaware law that has not been adopted in Massachusetts. See *Keros* v. *Massachusetts Mutual Life Insurance Company*, 958 F. Supp. 2d 306, 314 n. 6 (D. Mass. 2013)("*Blasius* has not been

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[7]Defendants argue that if Western had asserted a claim to declare the majority of outstanding by-law void as a breach of fiduciary duty in adopting it, such a claim would be barred by the applicable statute of limitations (three years). I do not reach this issue because Western does not seek to attack the 2009 adoption of the by-law.

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adopted by any federal or state court in Massachusetts."; challenge to board's application of voting rules dismissed). Second, the *Blasius* conclusion that a corporation's board must demonstrate a "compelling justification" for board-adopted measures that may frustrate a shareholder vote was specifically rejected by the Delaware Supreme Court in *City of Westland Police & Fire Retirement System* v. *Axcelis Technologies, Inc.*, 1 A. 3d 281, 289 (Del. 2010)(rejecting the *Blasius* standard for review of board's decision exercised in accordance with governing policy). Third, *Blasius* involved an immediate challenge to a board acting to add new seats to the board in an effort to interfere with a stockholder vote for board members. *Blasius* did not involve the application of an existing by-law to the quantum of vote required to elect a board member.

In sum, Western's claim of breach of fiduciary duty is unsupported by the facts in the complaint. The claim must be dismissed.

<u>Unconscionable as Applied</u>

Count 3 of Western's complaint alleges that the majority of outstanding by-law is unconscionable as applied to a contested election. This claim fails for the same reasons that the claim for breach of the implied covenant of good faith and fair dealing fails. The majority of outstanding by-law is part of the contract between the trusts and the shareholders. The test for whether a contract provision is unconscionable "is to be made at the time the contract was made." *Zapatha* v. *Dairy Mart, Inc.*, 381 Mass. 284, 291 (1980). Western did not then and does not now claim that the by-law is unconscionable on its face. A claim of "unconscionable as applied" simply does not lie. Moreover, unconscionability is considered when a contract provision imposes "oppression and unfair surprise" on a party. *Waters* v. *Min Ltd.* 412 Mass. 64,

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68 (1992). Western cannot allege unfair surprise concerning whether the majority of outstanding by-law would be applied to the 2016 election. This count fails to state a claim.[8]

## CONCLUSION

For the reasons stated above, defendants' motion to dismiss the complaint is **ALLOWED.**

By the Court

Edward P. Leibensperger
Justice of the Superior Court

Date: February 3, 2017

[8] Count 4 of the Complaint is labeled "violation of the 40 act and Declaration of Trust on Behalf of the Funds." The allegations are a re-hash of the allegations made in the other counts. In its opposition to the motion to dismiss, Western fails to even address this count. Thus, the count shall be dismissed.

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